Robert M. Fortwangler Senior Vice President Chief Financial Officer 412.787.4513 412.787.6313 fax

May 11, 2017

Ms. Melissa N. Rocha

Ms. Tracie Mariner

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Calgon Carbon Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No. 1-10776

Dear Ms. Rocha and Ms. Mariner:

Thank you for your review of the above-referenced document.  Pursuant to your request, Calgon Carbon Corporation (the “Company”) provides the following response to the comment raised in your letter dated April 20, 2017.  For your convenience, we have set forth the comment and provided our response immediately after the comment.

Form 10-K for Fiscal Year Ended December 31, 2016

Financial Statements

Report of Management, page 42

Management’s Annual Report on Internal Control over Financial Reporting, page 42

Securities and Exchange Commission (SEC) Comment:

We note that you identified a material weakness related to revenue recognition at December 31, 2016.  Please provide us with a comprehensive discussion of the actual control deficiency and the nature of the material weakness, including when the material weakness first began, how you discovered the control deficiencies that led to the material weakness and whether the material weakness resulted in the identification of any accounting errors.

In this regard, tell us the impact the material weakness had on your current and historical financial statements.  To the extent you recorded any adjustments related to the material weakness in the fourth quarter, please quantify those amounts.

If you concluded that you did not have any errors, please tell us what you did differently in the fourth quarter that enabled you to detect the deficiencies given your prior disclosures in your Form 10-Qs

3000 GSK Drive  •  Moon Township, PA 15108  •  412.787.6700  •  www.calgoncarbon.com during the fiscal year 2016 that there had been no material changes in internal control over financial reporting.

Response:

The Company acknowledges your comment.

In connection with the substantive testing of fourth quarter 2016 revenue being performed by the Company’s independent registered public accounting firm (external auditor), a customer invoice was selected from the revenue sample within the U.S. potable water market to ensure compliance with revenue recognition criteria. It was determined through the review of the sales contract and related customer correspondence associated with this invoice that the contract with the customer required both product delivery and installation by the Company.  The customer accepted delivery of the product and was invoiced for it in the fourth quarter of 2016; however, the installation was not scheduled to be completed and invoiced by the Company until the first quarter of 2017.

Based on the Company’s accounting policy, revenue recognition for these contracts is to occur once the terms of the contract are satisfied.  Those terms include both product delivery and installation. The contract identified was inappropriately bifurcated and revenue was recognized prior to the completion of the revenue recognition criteria since the installation had not occurred.  Accordingly, the revenue for this contract should have been recognized upon installation of the product by the Company, which was scheduled for the first quarter of 2017.

After the error was identified, the Company performed further review procedures in order to determine if any similar errors existed.  The Company reviewed all invoices (a total of 307) related to the U.S. potable water market that contained installation or other performance obligations separate from the supply of product requirement for the fourth quarter of 2015, each quarter of 2016, and January and February 2017.  Management also conducted interviews within the business area to ensure that there were no installations scheduled beyond February 2017 in which the product had already been delivered to the customer in 2016.  Through the Company’s further review, it was determined that four additional contracts (two from 2016 and two from 2015) within the U.S. potable water market contained language that would indicate that invoicing as well as revenue recognition could not occur until certain conditions of the contract were satisfied.  In these instances, customers were invoiced (and the Company was subsequently paid) “in parts” without contractual support for such practice.  As such, this resulted in additional revenue recognition errors identified by the Company for 2016 and 2015.The issue identified was not attributed to one specific customer and it has the potential to exist with any customer within the U.S. potable water market.

The Company did not review activity prior to the fourth quarter of 2015.  In July 2015, the Company implemented a new SAP system that has an unbundling, or “in parts”, feature within its invoicing process.  Prior to July 2015, the Company’s system did not have that feature.  Accordingly, the Company determined it was unlikely that an error could occur with invoicing and recording revenue “in parts”.  Therefore, the Company does not believe there were any potential errors related to this issue in the Company’s financial statements for interim or annual periods prior to July 2015. Due to the insignificance of the error in the fourth quarter of 2015 and the fact that the new SAP system was becoming fully functional in the third quarter of 2015, the Company concluded that further invoice analysis beyond the periods reviewed was not warranted.

The impact of the accounting error on the 2016 financial statements was corrected prior to the issuance of the Company’s 2016 Form 10-K.  The correction that was made in the fourth quarter of 2016 resulted in a decrease in revenue of $1.1 million and decrease in pre-tax net income of $0.6 million for three contracts identified.  The Company did not adjust its 2015 financial statements for two contracts as the amount was determined to be

3000 GSK Drive  •  Moon Township, PA 15108  •  412.787.6700  •  www.calgoncarbon.com immaterial as it would have resulted in a $0.7 million or less than 0.1% decline in revenue and an approximate $0.4 million or 0.7% reduction to pre-tax net income.

The Company has concluded that the issues identified within the U.S. potable water market are isolated to that area of the business and not applicable to the other areas of its business based on their respective operational processes and revenue streams.  The structure of customer contracts within the Company’s other markets do not contain similar requirements for additional performance obligations that could occur at a future point in time.

The Company failed to identify relevant controls related to the potential bifurcation of certain U.S. potable water market contracts.  Management concluded that a material weakness in the design of the Company’s internal control over financial reporting existed as of December 31, 2016 since the error could have led to a material misstatement of the financial statements given the significance of the U.S. potable water market revenues that could have been affected.

Should you have any questions regarding this matter, please do not hesitate to contact me at (412) 787-4513.  Thank you for your assistance.

Sincerely,

/s/ Robert M. Fortwangler
Robert M. Fortwangler
Senior Vice President
Chief Financial Officer

3000 GSK Drive  •  Moon Township, PA 15108  •  412.787.6700  •  www.calgoncarbon.com